Mail Stop 6010


      October 7, 2005


Via U.S. Mail and Facsimile to (212) 244-0806


Stephen Feldschuh, M.D.
President
Daxor Corporation
350 Fifth Avenue
Suite 7120
New York, New York 10118

	Re:	Daxor Corporation
      	Form 10-K for the Fiscal Year Ended December 31, 2004
      	Form 10-Q for the Fiscal Quarters Ended March 31, 2005 and
		June 30, 2005
            	File No. 001-09999

Dear Dr. Feldschuh:

      We have reviewed your filings and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K as of December 31, 2004

1. Please note that your response to comment 1 is under review by the
Division of Investment Management. We may have further comment on that response once that Division has completed its review.

2. You indicate that you plan to implement several of our comments, including comments 3, 6 and 11, effective with the Form 10-Q as of September 30, 2005. Please note that we will review your implementation of those comments once that document is filed.

3. We refer to your response to comment 5. The significant accounting policy disclosure is a footnote disclosure required by APB 22. Critical accounting policy disclosure is an MD&A disclosure described in FR-60 and FR-72. While the footnote disclosure should address your underlying accounting practices, the critical accounting policy disclosure should address the nature and extent of subjective estimates, management judgment and potential variability inherent to the policies you identify as critical. Accordingly, the disclosure objectives are not the same. Please expand future MD&A as appropriate to provide critical accounting policy disclosure.

4. We refer to your response to comment 7. With respect to the tabular information, please expand future filings to also provide summary comparative information for the prior year. Refer to S-K
Item 305(a)(3).

5. We refer to your response to comment 14. Affirmatively confirm that you do not have any 10% or more customers about which you should make disclosure under paragraph 39 to SFAS 131. Please note that the requirement should be evaluated using total revenues as presented in the income statement. That is, investment income should not be included in that measure.

6. We refer to your response to comment 15 which indicates that prior to June 2005 unrealized gains and losses on short sales of securities were not included in income. As set forth in Question 7 to the FASB publication "A Guide to Implementation of Statement 115 on Accounting for Certain Investments in Debt and Equity Securities: Questions and
Answers" short sales represent obligations to deliver securities, not investments and short sale obligations generally are marked to market, with changes in value recorded in earnings as they occur.

* Please amend the Form 10-K, including the audited financial statements and the selected financial data schedule included on page
13, to correctly comply with that guidance. Refer to paragraph 38 of
APB 20.
* Provide us with the amounts of the gross unrealized gains and gross unrealized losses relating to your short sales at the end of each of the last five fiscal years.
* If you believe that a restatement of your financial statements is not required, please provide us with your materiality assessment of the amounts and the impact on your reported results of correcting these accounting errors. Refer to the guidance in SAB 99.

7. With respect to your puts and calls, your responses to comments
15
and 16 indicate that premiums are carried at cost until exercise or expiration. Your put and call options on investment securities appear to be derivatives under SFAS 133 and under that guidance, you would be required to recognize these instruments at fair value and changes in fair value would be reflected in earnings.

* Tell us how you have complied with the requirements of SFAS 133 in accounting for put and call options or explain why that guidance does not apply.
* Otherwise, amend the Form 10-K to correctly account for your put and call options in accordance with SFAS 133. If you believe that a restatement of your financial statements is not required, please provide us with your materiality assessment of the amounts and the impact on your reported results of correcting these accounting errors. Provide us with the amounts of the gross changes in fair values relating to your put and call options at the end of each of the last five fiscal years. Refer to the guidance in SAB 99.

8. We refer to your response to comment 22. We see that you appropriately revised the certifications included in the Form 10-Q for June 30, 2005. However, we require that all filings include certifications worded exactly as specified in the regulations. Accordingly, please file an amendment to your Form 10-K that includes the entire filing together with the certifications of each of your current CEO and CFO in the form currently set forth in Item 601(b)(31) of Regulation S-K.

Form 10-Q as of June 30, 2005

Restatements, page F-7

9. We see that you restated the financial statements in 2005 to correct an error in the accounting for storage revenues. In a written response, show us the impact of the correction on the net loss for each annual period presented in the 2004 Form 10-K. As set forth in paragraph 38 to APB 20, correction of error accounting is required when the impact of an error is material to net income or loss for the period. Show us that the amounts involved are not material to net loss for those periods or otherwise amend the 2004 10-K for this matter. If you believe the impact is not material provide us a SAB
99 analysis.

10. As a related matter, in a written response fully describe how you
were accounting for advanced storage revenues prior to the
restatement.  Explain how the actual accounting applied differed from
that as disclosed under "Revenue Recognition" as set forth in Note
1
to the 2004 Form 10-K.

11. In light of the apparent error in your accounting for advanced storage revenues tell us why you have not filed a Form 8-K presenting disclosure under Item 4.02 to that Form.

Other

12. Your response letter dated September 15, 2005 does not include the written acknowledgement set forth on page 7 to our letter dated
June 9, 2005. Your response to this letter must present a written statement acknowledging the following:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      You may contact me at (202) 551-3605 if you have questions regarding these comments. In this regard, do not hesitate to contact
Brian Cascio, Branch Chief, at (202) 551-3676.



							Sincerely,



							Gary Todd
							Reviewing Accountant

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Dr. Stephen Feldschuh
Daxor Corporation
October 7, 2005
Page 5



Dr. Stephen Feldschuh
Daxor Corporation
October 7, 2005
Page 2